Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined in the statement on Schedule 13D described below) of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock of The Trade Desk, Inc. and (ii) agree that this Agreement be included as an exhibit to such joint filing. This agreement may be executed in counterparts all of which taken together shall constitute one and the same instrument.

Dated: February 14, 2017	/s/ Jeff T. Green
Jeff T. Green, an individual

THE GREEN IRREVOCABLE TRUST OF 2015:

Dated: February 14, 2017	By:	/s/ Jeff T. Green
Jeff T. Green, Authorized Trustee